Exhibit 3.1

CERTIFICATE OF DESIGNATION

of the

PREFERENCES, RIGHTS, LIMITATIONS, QUALIFICATIONS AND RESTRICTIONS

of the

SERIES A SUPER VOTING PREFERRED STOCK

of

DARKPULSE, INC.

DarkPulse, Inc., a Delaware corporation (the “Corporation”), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the “Board”) by its Certificate of Incorporation, on June 22, 2022, the Board duly adopted the following resolution providing for the authorization of one hundred (100) shares of the Corporation’s Series A Super Voting Preferred Stock (the “Series A Super Voting Preferred Stock”):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation’s Certificate of Incorporation, the Board hereby establishes from the Corporation’s authorized class of preferred stock a new series to be known as “Series A Super Voting Preferred Stock,” consisting of one hundred (100) shares, and hereby determines the designation, preferences, rights, qualifications, limitations and privileges of the Series A Super Voting Preferred Stock of the Corporation to be as follows:

1.                   Designation and Amount; Designated Holder. Of the Two Million (2,000,000) shares of the Corporation’s authorized Preferred Stock, $0.01 par value per share, one hundred (100) shares are designated as “Series A Super Voting Preferred Stock,” with the rights and preferences set forth below. Once issued, any transfer of the Series A Super Voting Preferred Stock to a different holder than the original holder (the “Holder”) must be approved in advance by the Corporation; provided, however, the Holder shall have the right to transfer the Series A Super Voting Preferred Stock, or any portion thereof, to any affiliate of Holder or nominee of Holder, without the approval of the Corporation.

2.                   Rank. The Series A Super Voting Preferred Stock shall rank: (i) senior to all of the Common Stock, par value $0.0001 per share, of the Corporation (“Common Stock”); (ii) senior to all other classes or series of capital stock of the Corporation currently outstanding (other than Series A preferred Stock) or that specifically provide that it ranks junior to any Series A Super Voting Preferred Stock (collectively, with the Common Stock, “Junior Securities”); and (iii) junior to the Series A Preferred Stock of the Corporation and any other class or series of capital stock of the Corporation which specifically provides that it will rank senior in preference or priority to the Series A Super Voting Preferred Stock (“Senior Securities”), in each case as to distribution of any asset or property of the Corporation upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to as “Distributions”).

3.                   Voting Rights. The Holders of the Series A Super Voting Preferred Stock shall be entitled to vote, on a pro-rata basis, on all matters subject to a vote or written consent of the holders of the Corporation’s Common Stock, and on all such matters, the shares of Series A Super Voting Preferred Stock shall be entitled to that number of votes equal to the number of votes that all issued and outstanding shares of Common Stock and all other securities of the Corporation are entitled to, as of any such date of determination, on a fully diluted basis, plus one million (1,000,000) votes, it being the intention that the Holders of the Series A Super Voting Preferred Stock shall have effective voting control of the Corporation, on a fully diluted basis. For example, if a Holder owns sixty (60) shares of Series A Super Voting Preferred Stock and another Holder owns forty (40) shares of Series A Super Voting Preferred Stock and there are one million (1,000,000) votes issued and outstanding, on a fully diluted basis, the first Holder would have one million two hundred thousand (1,200,000) votes and the second Holder would have eight hundred thousand (800,000) votes. The Holders of the Series A Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

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4.                   Covenants.

(a)                The Corporation shall not amend, alter, change or repeal the preferences, privileges, special rights or other powers of the Series A Super Voting Preferred Stock so as to adversely affect the Series A Super Voting Preferred Stock, without the written consent of a majority vote of the outstanding shares of Series A Super Voting Preferred Stock.

(b)                So long as shares of Series A Super Voting Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by majority vote or written consent of the outstanding shares of Series A Super Voting Preferred Stock, as provided by law) of the Holders, which consent may be withheld in the Holders’ sole and absolute discretion: (i) dissolve the Corporation or effectuate a liquidation; (ii) alter, amend, or repeal the Certificate of Incorporation of the Corporation; (iii) agree to any provision in any agreement that would impose any restriction on the Corporation’s ability to honor the exercise of any rights of the Holders of the Series A Super Voting Preferred Stock; (iv) do any act or thing not authorized or contemplated by this Certificate which would result in taxation of the Holders of shares of the Series A Super Voting Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended); or (v) issue any securities of the Corporation of any nature or kind, including securities convertible into any capital stock of the Corporation.

5.                   Termination. Unless extended by a majority vote of the Holders of Common Stock, the share of Series A Super Voting Preferred Stock shall terminate five (5) years from issuance.

6.                   Dividends. The Holders of the Series A Super Voting Preferred Stock will not be entitled to participate with the holders of Common Stock in any dividends.

7.                   No Liquidation Preference. Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the Holders of the Series A Super Voting Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

8.                   Severability. If any right, preference or limitation of the Series A Super Voting Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

9.                  Amendment and Waiver. This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Series A Super Voting Preferred Stock so as to affect them materially and adversely without the consent of the Holder. Subject to the preceding sentence, any amendment, modification or waiver of any of the terms or provisions of the Series A Super Voting Preferred Stock shall be binding upon the Holder.

10.                 Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction, or mutilation of any certificate evidencing shares of Series A Super Voting Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the Holder is a financial institution or other institutional investor its own agreement shall be satisfactory) or in the case of any such mutilation upon surrender of such certificate, the Corporation, at its expense, shall execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such Series represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by Dennis O’Leary, CEO of the Corporation, this 22nd day of June, 2022.

By:	/s/ Dennis O’ Leary
Name:	Dennis O’ Leary
Title	CEO

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